Filed by Instinet Group Incorporated
                           Pursuant to Rule 425 under the Securities Act of 1933

                           Commission File No.: 000-32717
                           Subject Company: Island Holding Company, Inc.


THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY INSTINET GROUP INCORPORATED ON AUGUST 26, 2002 AND FILED WITH THE SEC ON AUGUST 26, 2002 ON A FORM 8-K:

FOR IMMEDIATE RELEASE

Investor Relations:                          Media Relations:
John Pitt                                    Calvin Mitchell
Instinet Group Incorporated                  Instinet Group Incorporated
212 310 7481                                 212 310 7520
john.pitt@instinet.com                       calvin.mitchell@instinet.com


                        Instinet Announces Expiration of
                        Hart-Scott-Rodino Waiting Period

NEW YORK, August 26, 2002 - Instinet Group Incorporated (Nasdaq: INET) today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, in connection with Instinet's proposed acquisition of Island Holding Company, Inc., expired without a formal request from the Department of Justice for additional information, which is commonly referred to as a `second request'.

Instinet's acquisition of Island remains subject to other regulatory approvals and approval by stockholders of Island at a meeting scheduled for September 10, 2002.

About Instinet

Instinet, through affiliates, is the largest global electronic agency securities broker and has been providing investors with electronic trading solutions for more than 30 years. Our services enable buyers and sellers worldwide to trade securities directly and anonymously with each other, have the opportunity to gain price improvement for their trades and lower their overall trading costs. Through our electronic platforms, our customers also can access over 40 securities markets throughout the world, including Nasdaq, the NYSE and stock exchanges in Frankfurt, Hong Kong, London, Paris, Sydney, Tokyo, Toronto and Zurich. We also provide our customers with access to research generated by us and by third parties, as well as various informational and decision-making tools. Unlike most traditional broker-dealers, we act solely as an agent for our customers and do not trade securities for our own account or maintain inventories of securities for sale.

                                      # # #


This press release is for information purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any security.

(C) 2002 Instinet Corporation and its affiliated companies. Member NASD/SIPC and a subsidiary of Instinet Group Incorporated. All rights reserved. INSTINET and the INSTINET Mark are service marks in the United States and in other countries throughout the world.

We urge you to read the proxy/information statement-prospectus dated August 8, 2002 relating to the proposed acquisition of Island Holding Company, Inc. (the "Transaction"), which Instinet filed with the Securities and Exchange Commission as part of a Registration Statement on Form S-4 on August 8, 2002, because it contains important information. The proxy/information statement-prospectus was sent on or about August 12, 2002 to stockholders of Instinet and Island. You may obtain a free copy of the proxy/information statement-prospectus and other documents filed by Instinet with the SEC at the SEC's website at www.sec.gov. You may also obtain these documents free of charge from Instinet by directing such requests to: Instinet Group Incorporated, 3 Times Square, New York, New York 10036, Attention: Investor Relations (tel.: (212) 310-4595).

This press release contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed or implied by the statements. In particular, statements regarding the consummation of the Transaction are subject to risks that the closing conditions to the Transaction will not be satisfied, including the risk that regulatory approvals will not be obtained, or that tax-free treatment for US purposes for the Instinet shares to be received by the shareholders of Island cannot be achieved. In addition, statements regarding the expected benefits of the Transaction are subject to the risk that expected synergies will not be achieved, risks related to the integration of the companies' operations, and to the general risks associated with the companies' businesses, including those described in Instinet's filings with the SEC, including under the caption "Risk Factors" in the proxy/information statement-prospectus, in Instinet's Form 10-Q for the period ended June 30, 2002 and in other documents filed with the SEC and available on Instinet's website at www.instinet.com. Certain information regarding Nasdaq trading volumes is also included in Instinet's Annual Report on Form 10-K for the period ended December 31, 2001 and on Instinet's website. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Instinet does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.